Exhibit 99.(II)

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 16, 2002

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NOTICE IS HEREBY  GIVEN to all holders of the issued and  outstanding  shares of common stock of BANCO LATINOAMERICANO DE EXPORTACIONES, S.A., a Panamanian corporation (hereinafter called the "Corporation"), as of the record date set forth below, that the 2002 Annual Meeting of Stockholders (such meeting, including any adjournments thereof, hereinafter referred to as the "Annual Meeting") of the Corporation will be held at the Panama Marriott Hotel, 52nd &
Ricardo  Arias  Streets,   Panama  City,  Republic  of  Panama,  at  10:00  a.m.
(Panamanian time), on Tuesday, April 16, 2002, for the following purposes:

     (1) to approve the Corporation's audited financial statements for the fiscal year ended December 31, 2001 (Proposal 1);

     (2) to appoint KPMG Peat Marwick as the Corporation's independent auditors for the fiscal year ending December 31, 2002 (Proposal 2);

     (3) to approve the proposed amendment of Article 12 of the Articles of Incorporation of the Corporation (Proposal 3);

     (4) if Proposal 3 is not approved in the manner contemplated herein, to elect four directors (one director to represent the holders of the Class A Shares of common stock of the Corporation (the "Class A Shares"), two directors to represent the holders of the Class B Shares of common stock of the Corporation (the "Class B Shares") and one director to represent the holders of the Class E Shares of common stock of the Corporation (the "Class E Shares")) to the Board of Directors of the Corporation (the "Board"), each to serve a term of three years, with the votes of the holders of the Class A Shares, the Class B Shares and the Class E Shares being counted separately as a class for the purposes of electing directors to represent such holders of the Class A Shares, the Class B Shares and the Class E Shares, respectively. Qualified candidates for the directorships representing the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively. The Board has nominated Mario Covo as a director to represent the holders of the Class E Shares (Proposal
          4);

     (5) if Proposal 3 is approved in the manner contemplated herein, to elect five directors (two directors to represent the holders of the Class A Shares, two directors to represent the holders of the Class B Shares and one director to represent the holders of the Class E Shares) to the Board, each to serve a term of three years, with the votes of the holders of the Class A Shares, the Class B Shares and the Class E Shares being counted separately as a class for the purposes of electing directors to represent such holders of the Class A Shares, the Class B Shares and the Class E Shares, respectively. The effectiveness of the election of an additional director to represent the holders of the Class A Shares in the event Proposal 3 is approved, shall be subject to, and conditioned upon, the execution and registration of the instrument of amendment of Article 12 of the Articles of Incorporation with the Panama Public Registry. Qualified candidates for the directorships representing the holders of the Class A Shares and the Class B Shares will be nominated at the Annual Meeting by the holders of such Class A Shares and Class B Shares, respectively. The Board has nominated Mario Covo as a director to represent the holders of the Class E Shares (Proposal 5); and

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     (6)  to transact such other business as may properly come before the Annual
          Meeting.

     For Proposal 3 to be approved, the amendments to Article 12 of the Articles of Incorporation must be authorized by: (i) the holders of at least one half (1/2) plus one of all the issued and outstanding shares of common stock present or represented, as the case may be, at the Annual Meeting; (ii) the holders of at least three fourths (3/4) of all the Class A Shares issued and outstanding; and (iii) the holders of at least one half (1/2) plus one of each of the Class B Shares and Class E Shares issued and outstanding, with votes of the holders of each such class of shares being counted separately for such purpose. The aforementioned voting requirements for approval of Proposal 3 are in accordance with Panamanian law and the terms of the current Articles of Incorporation.

     The Board has fixed the close of business on March 7, 2002 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. The presence, in person or by proxy, of at least one half (1/2) of the total issued and outstanding shares of all classes of the Corporation's common stock, plus one additional share of the Corporation's common stock, is necessary to constitute a quorum at the Annual Meeting. The presence, in person or by proxy, of at least one half (1/2) of the issued and outstanding shares of each class of the Corporation's common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purposes of electing such directors. If a quorum is not present at the April 16, 2002 meeting to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), then a second meeting will be held at 3:00 p.m. (Panamanian time) on the same day, Tuesday, April 16, 2002 at the same location, with the stockholders present (in person or by proxy) at such second meeting. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; for purposes of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

     You are cordially invited to attend the Annual Meeting. Stockholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. If stockholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards. The enclosed proxy card is being solicited by the Board. Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.


                                           By Order of the Board of Directors

                                           /s/ Fernando Cardoze F.
                                           ----------------------------------
                                               Fernando Cardoze F., Secretary

March 14, 2002


IT IS IMPORTANT THAT ALL STOCKHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY DESIRE.


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